January 6, 2016

Via EDGAR and Hand Delivered

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Melissa Raminpour

Accounting Branch Chief

RE:	Kenon Holdings Ltd.

Form 20-F for the Fiscal Year Ended December 31, 2014

Filed March 31, 2015

File No. 001-36761

Dear Ms. Raminpour:

On behalf of our client Kenon Holdings Ltd. (the “Company”), we hereby provide responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated December 21, 2015 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014 (the “Annual Report”) and the Company’s Report on Form 6-K furnished to the Commission on December 1, 2015.

The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have restated the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Annual Report. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Annual Report.

Form 20-F for the year ended December 31, 2014

Item 4. Information on the Company, page 65

IC Power’s Description of Operations, page 78

1.	We note from your disclosure on page 80 that you have disclosed an EBITDA measure for each of the entities within your Inkia subsidiary. Because this measure is calculated differently than that described as EBITDA in Exchange Act Release No. 47226, please revise to disclose the measure as “Adjusted EBITDA.” See Question 103.01 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures dated July 8, 2011.

Melissa Raminpour

January 6, 2016

Response:

In response to the Staff’s comment, the Company will describe this measure as “Adjusted EBITDA” in its Annual Report on Form 20-F for the fiscal year ending December 31, 2015, and in future filings, as applicable.

Item 5. Operating and Financial Review and Prospects

A. Operating Results, page 147

2.	We note from your discussion on page 154 that other income for 2014 includes $17 million as a result of changes in Kenon’s interest in Tower. Please explain to us the nature of these changes and tell us how this amount was calculated or determined.

Response:

The Company advises the Staff that during the year ended December 31, 2014, Tower Semiconductor Limited (“Tower”) increased its outstanding share capital in connection with the conversion and exercises of certain of Tower’s outstanding convertible bonds, options and warrants. As a result of Tower’s issuance of shares in connection with such conversions and exercises, the Company’s interest in Tower declined from approximately 32% to approximately 28% as of December 31, 2014. Such decline resulted in a recognition of a $17 million dilution gain, which was determined by calculating the difference between the carrying amounts of the Company’s investment in Tower, immediately before and after the transactions (i.e., the issuances of shares upon conversions and exercises of convertible bonds, options and warrants in the course of 2014).

Combined Carve-Out Statements of Income, page F-5

3.	We note that the $157 million gain from disposal of investees is included in your operating profit subtotal on your combined carve-out statements of income. Please explain to us why you believe that this gain is appropriately considered an operating activity. Refer to the guidance in paragraph BC56 of IAS 1.

Response:

The gain relates to the disposal of the Company’s interest in Generandes Peru S.A. (“Generandes”). In response to the Staff’s comment, the Company notes that BC56 of IAS 1 indicates that a company’s operating activities should disclose amounts that are “. . . representative of activities that would normally be regarded as ‘operating.’”

Melissa Raminpour

January 6, 2016

The Company was spun-off from its former parent, Israel Corporation Ltd. (“IC”) in January 2015, and the Company and its predecessor IC are holding companies that have each disposed of investments in the past. For example, in 2013, ZIM Integrated Shipping Services Ltd. (“ZIM”), which was a subsidiary of IC at the time, disposed of one of its associates and in 2014, I.C. Power Ltd., which was also a subsidiary of IC at the time, sold its interest in Generandes, an associated company. Pursuant to IC’s accounting policy prior to the consummation of the spin-off, and consistent with BC56 of IAS1, IC accounted for such disposals in its operating income. As the Company’s financial statements for the periods prior to the consummation of the spin-off are carve-out financials, the Company also reflected such disposals in its operating activities for 2013 and 2014. In 2015, the Company disposed of its investment in Tower Semiconductor Ltd and, consistent with IC’s historical accounting of such disposals (and the Company’s similar treatment of disposals in its carve-out financial statements), the Company has reflected this disposal in its operating activities.

BC56 of IAS 1 further indicates: “. . . it would be inappropriate to exclude items from operating activities that are clearly related to operations because they occur irregularly or infrequently or are unusual in amount.”

As set forth above, the Company and certain of its operating companies have rationally and expeditiously disposed of subsidiaries and/or associated companies in the past. Additionally, the Company may dispose of other interests in subsidiaries and associated companies in the future, and the Company’s strategy as described in the Annual Report includes a strategy to dispose of (or distribute) non-primary holdings rationally and expeditiously. Therefore, the Company does not believe that any such disposals are irregular or infrequent.

The Company notes that accounting literature of PWC supports the Company’s position. According to PWC’s IFRS literature1: “Gains and losses on disposals of associates or joint ventures will normally be presented as part of the entity’s operating activities. However, in certain circumstances it may be appropriate to recognise gains and losses from disposals of associates and joint ventures outside of the entity’s operating profit if it is clear the disposal is a one off transaction. That is, it is not expected that the entity will have similar transactions in the future and there is no history of having similar transactions in the past. Therefore it will depend on the facts and circumstances as to which presentation is appropriate.” [Emphasis added]

[1]	Manual of accounting IFRS 2015 – Volume 2, Para. 27.225, Equity accounting

Melissa Raminpour

January 6, 2016

Therefore, according to PWC’s interpretation, the Company should present gains and losses on disposals of associates as part of its operating activities unless the Company can demonstrate that the disposal is a one-off transaction. As the Company (and IC, prior to the spin-off) has disposed of subsidiaries and associated companies in the past, and the Company’s strategy is to dispose of other non-primary businesses in the future, the disposal of the interest in Generandes is not a one-off transaction.

For the foregoing reasons, the Company believes that the $157 million gain recognized by it from its disposal of Generandes is appropriately considered to be a part of the Company’s operating income.

Form 6-K furnished December 1, 2015

4.	We note that during the nine months ended September 30, 2015 you recognized a $209 million gain on distribution of dividend in kind. Please explain to us the nature of this gain and tell us how the amount was calculated and determined. Also, please tell us why you believe it is appropriate to reflect the gain as part of operating profit on your statements of profit or loss. See guidance in paragraph BC56 of IAS 1.

Response:

Nature of gain and how amount was calculated and determined

In July 2015, the Company completed the pro rata distribution of its interest in Tower. Management of the Company has determined that the accounting for the distribution is within the scope of IFRIC 17 Distributions of non-cash assets to owners. According to IFRIC 17, the difference between the fair value and the carrying amount of such securities at the time of the distribution should be recorded as a gain.

Therefore, the Company’s gain of $209 million arises from a fair value of the distributed securities at the time of distribution of $255 million, less the carrying amount of those securities of $46 million. Tower is listed both on the Nasdaq Global Select Market (“Nasdaq”) and the Tel Aviv Stock Exchange (the “TASE”). The trading volume for Tower on Nasdaq has been consistently higher than that on the TASE, and therefore the Nasdaq closing price was used as the basis for the Company’s calculation of fair value. The fair value at the time of distribution was measured as of July 23, 2015, the date the Tower shares were distributed to the Company’s shareholders.

Melissa Raminpour

January 6, 2016

Why the Company believes it is appropriate to reflect the gain as part of operating profit on its statements of profit and loss

The Company is a holding company that holds interests in subsidiaries and associated companies. With respect to the Company’s non-primary businesses, the Company’s strategy is to sell or distribute its interests in these businesses rationally and expeditiously. The management of the Company believes that decisions to dispose of (including by way of distribution) its non-core businesses are part of the Company’s normal operations, notwithstanding the somewhat irregularity of such transactions. As such, the Company believes that gains or losses that arise from decreases in or disposals of such businesses should be consistently classified as part of operating profit, however the disposal is effected, and whether the disposal is effected through distribution to shareholders or through sale. As set forth above, this approach is also consistent with the Company’s predecessor’s approach (with respect to the treatment of disposals of subsidiaries and associated companies) and the treatment of other disposals that are reflected in the Company’s 2013 and 2014 carve-out financial statements. On this basis, the Company believes that the $209 million gain recognized by it from its pro rata distribution of its interest in Tower is appropriately considered to be a part of the Company’s operating income.

Other

5.	It appears from your disclosure in Note 10 that your investment in Generandes is significant to your pre-tax income for the years ended December 31, 2013 and 2012 and audited financial statements of this equity method investment is required under Rule 3-09 of Regulation S-X. Please revise to include the required financial statements, or alternatively, provide us your significance calculation of this investment for 2013 and 2012.

Response:

The Company will file an amendment to the Annual Report to include financial statements of Generades as required by Rule 3-09 of Regulation S-X.

The Company’s subsidiary IC Power Pte. Ltd. filed financial statements of Generandes for 2012-2014 in its Registration Statement on Form F-1 filed with the Commission on August 31, 2015 (the “Registration Statement”). Generandes was sold during 2014, and guidance of the Commission set forth in the Division of Corporation Finance Financial Reporting Manual indicates that the Commission’s position is that where an associated company for which Rule 3-09 financials are required is sold, the relevant financials filed with the Commission in accordance with Rule 3-09 should only be included for the period of the year of disposition up to the date of disposition. For Generandes, audited financial statements in the year of disposition are only available for the full year 2014, and not the period in 2014 up to the date of disposition. Accordingly, IC Power Pte. Ltd. sought a waiver from the Commission to include full year financials of Generandes for 2014 (instead of for the period in 2014 up to the date of disposition) and the Commission granted a waiver in this respect.

The Company plans to file an amendment to the Annual Report to incorporate by reference the Generandes’ financial statements for 2012-2014 filed with the Registration Statement, which were filed in reliance on the waiver from the Commission in respect of the 2014 financials of Generandes. Accordingly, the Company plans to rely upon this waiver granted by the Commission to IC Power Pte. Ltd., and the Company requests confirmation from the Commission that it may rely upon this waiver.

*        *        *

Melissa Raminpour

January 6, 2016

Should the Staff have any questions or comments, please contact me at +44 207 519 7183 or james.mcdonald@skadden.com.

Sincerely,
/s/ James A. McDonald
James A. McDonald, Esq. Partner

cc.	Securities and Exchange Commission, Division of Corporation Finance

Kristin Shifflett

Claire Erlanger

Kenon Holdings Ltd.

Tzahi Goshen

Robert Rosen

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

Scott Simpson, Esq.